Exhibit (c)(8)

BOND AND PECARO

FAIR MARKET VALUATION

OF

COX ENTERPRISES, INC.

AS OF DECEMBER 31, 2003

FAIR MARKET VALUATION OF

COX ENTERPRISES, INC.

AS OF DECEMBER 31, 2003

COX COMMUNICATIONS, INC.

     The pace of cable deals hastened slightly in 2003, with a continued absence of many multi-system operators (“MSO”s) participating in transactions. There were 34 cable television system transactions reported during the year, compared to 23 in 2002. Consequently, cable deal volume rose 10.0% to $1.5 billion. The systems served 654,760 subscribers and were traded at a modest 9.4 times projected cash flow.1

     The top cable television transaction during 2003 was Atlantic Broadband’s $765.0 million purchase of certain Charter Communications’ cable systems, reflecting a per subscriber cost of approximately $3,255. Others major deals included Susquehanna’s purchase of cable television systems from RCN for $120.0 million, or $4,051 per subscriber, and Time Warner’s purchase of the Shaw systems for $112.0 million, or $2,545 per subscriber.2

     The number of basic cable television subscribers dropped slightly during 2003 by 0.2% to 73.4 million subscribers, reflecting an estimated 67.7% cable penetration of U.S. television households. Overall cable television revenues rose to $51.3 billion, about a 6.0% increase over last year.3

     During 2003, cable television companies invested an estimated $10.6 billion in infrastructure upgrades and improvements. By the end of 2003, more than 90% of cable homes were passed with cable plant with a capacity of at least 550 MHz, and almost 90 million cable homes were passed with cable

[1]	“Private Equity Investors Keep Cable Deal Market Afloat,” Paul Kagan Cable TV Investor, January 31, 2004, pg. 9.
[2]	“Top 10 Deals of 2003 (By Basic Subs),” Paul Kagan Cable TV Investor, January 31, 2004, pg. 9.
[3]	“Cable Televison Industry Overview 2003,” National Cable Television Association, pg. 20.

plant with a capacity of 750 MHz or higher.4 As of December 1, 2003, approximately 70 million U.S. homes were capable of receiving the increased picture quality of high-definition television (HDTV), which was launched over the last two years.5 More than 20 percent of households with cable television began using cable modems during 2003, translating to about 15 million high-speed Internet customers.6 By the end of the third quarter of 2003, about 2.5 million homes were being served by cable telephone service.7

Cox Communications, Inc.

     On February 1, 1995, Cox Communications, Inc. (“CCI”) Class A common stock became publicly traded on the New York Stock Exchange. At year-end 2003, CEI owned approximately 63.4% of the 620,556,374 outstanding shares of CCI.

     As of December 31, 2003, CEI’s majority interest CCI has been valued at $21,308,200,000. This valuation reflects the financial performance and prospects for the CCI cable television systems, as well as CCI’s investments such areas as programming, cable operations, and telecommunications technology.

     In December 2003, CCI’s Roanoke, Virginia cable television system began offering Cox Digital Telephone. This marks the company’s 12th telephone market, joining Phoenix and Tucson, Arizona; Orange County and San Diego, California; Connecticut and Rhode Island; Wichita, Kansas; New Orleans, Louisiana; Omaha, Nebraska; Oklahoma City, Oklahoma; and Hampton Roads, Virginia. The telephone launch the Roanoke market also marked CCI’s first offering of Voice over Internet Protocol (VoIP) technology, which allows phone calls to be transported over Cox’s private, IP-based data network.

[4]	Ibid, pg. 2.
[5]	Ibid, pg. 3.
[6]	Ibid, pg. 8.
[7]	Ibid, pg. 9.

     Telephone continued to grow revenues, contributing an estimated 11.5% of service revenues in 2003. High-speed data revenues rose 70.6%, contributing 18.4% of service revenues in 2003, up from 12.7% 2002. In CCI service areas, Cox High Speed Internet was the leading Internet service provider with a 31% penetration level, compared to AOL’s 26%.

     At the end of the third quarter of 2003, an estimated 2.1 million customers, or approximately 32% of all CCI customers, were bundling telephone, video, or high-speed Internet products. Bundling penetration was higher in phone markets, averaging 42%, and reaching as high as 60% in the Omaha and Orange County markets. CCI maintained positive net free cash flow for 2003.

Valuation Method

     The principal method used in the appraisal of the properties is the discounted cash flow method of valuation, a variation of the income approach.

     The income approach quantifies a series of expected economic benefits associated with an income producing asset or a business entity. The fair market value of such a property may be expressed by discounting these future benefits.

     The cost approach is not applicable to many of the CCI properties. The important intangible assets owned by these businesses, such as franchises and associated subscriber relationships, cannot be purchased and, as such, have no readily discernable replacement cost. The market approach may be useful in the valuation of cable television properties, but due to differences among systems and markets the opportunities to employ this approach in a meaningful manner are limited.

     The discounted cash flow methodology rests upon a quantitative model which incorporates variables such as market households, homes passed, subscriber penetration and rates, anticipated operating profit margins, and various discount rates. The variables used the analysis reflect historical system and market trends, as well as anticipated performance and market conditions.

     In a typical analysis of this type, a discounted cash flow projection period of ten years is considered to be an appropriate time horizon. Cable television operators typically expect to recover their investments within a ten year period. It is during this period that projections regarding subscriber penetration, revenues, and operating profit margins can be made with the highest degree of accuracy.

     Over this ten year period, projected subscriber penetration levels, service rates, and operating profit margins were used to project system operating profits. Federal, state, and local taxes were deducted from projected operating profits to determine after-tax net income. Depreciation expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate net after-tax cash flows. The stream of annual cash flows was adjusted to present value.

     Additionally, it was necessary to project the residual value at the end of the ten year projection period. In order to determine this value, an operating cash flow multiple was applied to the final operating cash flow projection. The terminal value represents the hypothetical value of the cable television property at the end of the projection period. Taxes were deducted from the indicated terminal value. The net terminal value was then discounted to present value.

     An abbreviated form of the discounted cash flow method of analysis is the revenue or cash flow multiple approach. Under this approach, current or projected revenues or cash flows of a cable television system, or some combination of these, forms the basis for a calculation of approximate market value.

     Where a history of revenues and cash flows permitted projection of discounted cash flows for CCI’s programming and telephony investments, such a method was employed. In instances where investments were recent and there was not yet a sound basis upon which to project such cash flows, a cost method, or a variation thereof, was used.

Summary of Cox Communications, Inc. Financial Results

     Total CCI revenue s reached $5,758.9 million during 2003, with expenses up 117% and IBD continuing to surge, up 19.0% from 2002 levels to $2,116.9 million.

     CCI’s bundled services, including Cox Digital Telephone, Cox High-Speed Internet access, and digital cable, all continued to grow over the past year. New service revenue generating units (“RGU”s) jumped 28.2% from 3.9 million to approximately 5.1 million during 2003, and are forecast to increase by another 23.5% to reach 6.3 on RGUs in 2004.

     The CCI 2004 budget anticipates a 12.9% revenue increase, with a 16.1% growth in IBD from $2,116.9 million to $2,458.1 million. A preliminary five year management forecast projects total CCI revenues to grow at a compound annual rate of 12.0% to $10,162.0 million, mainly driven by compound annual rates of almost 20% for data and telephone services. IBD is forecast to increase at a compound annual rate of 14.6% to reach $4,184.0 million by 2008.

     Cable Systems

     The CCI cable systems enjoyed a stellar year in 2003. All but one system reported double-digit growth in revenues, and almost one third of the cable systems enjoyed IBD growth in excess of 20% over 2002 levels.

     As shown in Table 5, the Phoenix cable television system again led the CCI systems in revenue, earning $671.0 a 22.7% increase over last year. The Phoenix cable television system also enjoyed the largest IBD gain, up 38.8% over 2002 levels to reach $268.2 million. Both the number of high-speed data and telephony customers rose by about 50.0% to 312,049 and 213,505 respectively.

     The San Diego cable television system continued as the second highest contributor of revenues and IBD to the division. Revenues rose 13.0% to $552.4 million and IBD reached $236.7 million, a 17.4% increase. High-speed data, telephone, and digital cable services continued to grow, with a combined growth of 22.5% over 2002 levels.

     The Hampton Roads cable television system completed its 750 MHz upgrade during 2003. The number of high-speed data customers enjoyed a 45.1% rise, and telephone customers grew 38.0% over the year. The system earned revenues of $452.7 million, up 15.8%, and IBDA grew 21.5% from $162.6 million in 2002 to $197.5 million in 2003.

     The Orange County cable television system completed it consolidation of the Palos Verdes system, and launched high definition television (HDTV), Home Network, CSAP, and Fast Connect during 2003. Revenues rose 13.7% and IBD was up 21.3%.

     During 2003, the Northern Virginia cable television system deployed switch and closed rings preparation for its 2004 telephone launch. The number of high-speed Internet and digital cable customers grew by 59.4% and 51.9% respectively. Revenues rose 14.9% to $223.3 million and IBD was up 13.1%.

     In November 2003, CCI agreed to sell certain non-clustered cable systems in Oklahoma, Kansas, Texas, and Arkansas to Allegiance Communications, LLC. As of December 31, 2003, the transaction had not closed.

Other Cable Properties

     CCI owns a 25% interest in Discovery Communications, Inc., operator of The Discovery Channel, The Learning Channel, the Travel Channel, Animal Planet, Discovery Health, and ancillary cable television programming businesses. The Discovery Channel and The Learning Channel distribute science and technology, education, travel, and adventure programming to cable television systems throughout the United States and internationally.

     CCI continued to develop cable television news channels in several market areas including Hampton Roads, Las Vegas, New Orleans, Oklahoma City, Phoenix, Rhode Island, San Diego, and Tulsa. CCI owns partial interests in these enterprises.

     Other CCI investments include common stock and warrants Meta TV, Gateway, LLC, @Security, Liberate Technologies Ltd., and Syndeo. During 2003, CCI invested $1.5 million for a 4.3% interest in Nuera Communications , a company that develops voice-over IP switch technology.

     CCI holds a 12.5% interest in the Women’s United Soccer Association (WUSA); due to a lack of financial support, the league suspended operations on September 15, 2003.

Table 5
Cox Communications, Inc. Revenues and Income
(Dollar Amounts Shown in Thousands)

				Income Before Depreciation
	Operating Revenues			And Amortization
Cable	2002	2003	Change	2002	2003	Change
System
Eastern Region
Baton Rouge	$117,758	$133,146	13.1%	$40,966	$48,239	17.8%
Cleveland	41,289	46,233	12.0%	15,789	17,342	9.8%
Gainesville/Ocala	52,407	61,262	16.9%	19,583	24,138	23.3%
Gulf Coast	99,419	113,102	13.8%	40,181	47,392	17.9%
Hampton Roads	390,977	452,681	15.8%	162,564	197,496	21.5%
Middle Georgia	51,538	57,608	11.8%	18,995	23,095	21.6%
New England	363,398	417,612	14.9%	147,595	170,604	15.6%
New Orleans	208,333	240,758	15.6%	73,967	84,778	14.6%
Northern Virginia	198,741	228,291	14.9%	73,715	83,399	13.1%
North Carolina	54,425	62,010	13.9%	22,985	24,302	5.7%
Roanoke	39,695	44,312	11.6%	17,429	19,544	12.1%
Central Region
Middle America Cox (91.25%)	471,591	525,276	11.4%	205,516	224,753	9.4%
Oklahoma City	237,394	271,273	14.3%	99,060	119,001	20.1%
Tulsa	111,504	127,961	14.8%	39,881	48,733	22.2%
Omaha	193,644	227,143	17.3%	83,874	103,287	23.1%
Peak Utah/Nevada	2,513	0	(100.0)%	589		(100.0)%
West Texas	134,293	150,043	11.7%	52,296	58,981	12.8%
Kansas	207,619	228,792	10.2%	92,800	99,509	7.2%
Greater Oklahoma	39,579	42,880	8.3%	14,584	16,611	13.9%

Table 5

(Dollar Amounts Shown in Thousands)

System (continued)
Western Region
California Central	$65,323	$72,760	11.4%	$23,134	$27,058	17.0%
Humboldt	18,124	20,528	13.3%	7,283	8,515	16.9%
Las Vegas System	295,923	344,174	16.3%	130,954	154,133	17.7%
Orange County/Palos Verdes	310,976	353,430	13.7%	122,698	148,802	21.3%
Phoenix	546,694	671,030	22.7%	193,162	268,175	38.8%
San Diego	488,837	552,431	13.0%	201,550	236,680	17.4%
Tucson/Sierra Vista	80,754	94,632	17.2%	30,152	34,450	14.3%

Total System Value	$4,822,748	$5,539,368	14.9%	$1,931,302	$2,289,017	18.5%
Other	$215,850	$219,500	1.7%	$(152,063)	$(170,062)	11.8%

Total CCI	$5,038,598	$5,758,868	14.3%	$1,779,239	$2,118.955	19.1%

Table 6
Cox Communications, Inc. Valuation
(Dollar Amounts Shown in Thousands)

2003
Valuation
Cable System
Eastern Region
Baton Rouge	$815,000
Cleveland	300,000
Gainesville/Ocala	405,000
Gulf Coast	770,000
Hampton Roads	3,000,000
Louisiana	1,300,000
Middle Georgia	360,000
New England	2,700,000
Northern Virginia	1,450,000
Roanoke	425,000

285,000

2003
Valuation
Central Region
Middle America Cox	3,300,000
Oklahoma City	1,750,000
Tulsa	800,000
Omaha	1,500,000
West Texas	960,000
Kansas	1,650.000
Greater Oklahoma	325,000

Table 6
(continued)

(Dollar Amounts Shown in Thousands)

		2003
		Valuation
Cable System (continued)
Western Region
California Central		$430,000
Humboldt		135,000
PSDL, Inc.
Las Vegas System	$2,650,000
Hospitality Network	190,000
XO Nevada (Formerly NextLink)	0

Subtotal Pre-Debt Las Vegas Value	$2,840,000
Less: Debt	(650,800)

Subtotal After-Debt Las Vegas Value	$2,189,200
CCI’s 80% Ownership		1,751,400
Orange County/Palos Verdes		2,200,000
Phoenix		4,000,000
San Diego		3,600,000
Tucson/Sierra Vista		590,000

Subtotal Cable Systems		$34,801,400
Less: Unallocated Division Overhead		(1,851,700)

Total CCI Continuing Operations		$32,949,700

Table 6
(continued)

(Dollar Amounts Shown in Thousands)

2003
Valuation
Other Communications Properties
Investments – Programming
Digital Cable Radio (13.6%)	$2,800
Discovery Communications (25%)	3,000,000
InDemand/PPVN/Viewer’s Choice (15.6%)	0
Sunshine Network (5.3%)	500
Investments – Telecommunications and Technology
Sprint PCS	$1,700
Sprint PCS Warrants and Convertible Preferred Stock	0
Sprint PCS PRIZES	0
Sprint PHONES	0
Sprint Discount Debentures	0
Investments – Other
Liberate Technologies LTD (1%)	$3,500
TiVO, Inc. (0.4%)	1,600
Legacylink.com LTD	0
Lightspan (2.3%)	1,500
@Security (6.8%)	4,800
TV Gateway LC (Guideco) (31.0%)	9,700
Katalyst (5.5%)	0
WUSA (12.5%)	0
CoaxMedia (2.3%)	0

Table 6
(continued)

(Dollar Amounts Shown in Thousands)

2003
Valuation
Investments – Other (continued)
META TV (20.1%)	$11,400
CWK Network (7.9%)	1,000
Syndeo (2.7%)	2,500
Nuera Communications (4.3%)	1,500
Investments – Cable News Channels
National Cable Communications (20.0%)	$44,000
News Channel 15 (San Diego) (50.0%)	7,800
Arizona News Channel, LLC (50.0%)	8,000
Newswatch 15 (New Orleans) (50.0%)	7,500
News Now 53 (Oklahoma City) (50.0%)	1,500
Local News On Cable (Hampton Roads) (33.3%)	1,500
Ad Link (10.0%)	5,500
New England News Channel (65.0%)	2,600
Las Vegas One (33%)	1,000
Spanish Arizona News Channel (MAS Arizona) (50.0%)	0
Newschannel Tulsa (50.0%)	400

Total Other Cable Properties	$3,122,300
Subtotal CCI	$36,072,000

Table 6
(continued)

(Dollar Amounts Shown in Thousands)

2003
Valuation
Plus: Hawker Aircraft	$11,300
Plus: Woodside Terrace Building – Mansell Road	21,000
Less: Sprint PRIZES	(14,600)
Less: Premium PHONES	(100)
Less: Discount Debentures	(30,800)
Less: Prepaid Forwards	0
Less: Net Asset Adjustment	(750,500)
Less: Outstanding Debt (excluding Las Vegas Debt)	(6,266,200)

Total CCI Valuation	$29,042,100
Less: Minority Ownership of 227,267,405 Shares	(7,733,900)

Total CEI Cox Communications Value	$21,308,200

APPENDIX A

QUALIFICATIONS OF JAMES R. BOND, JR., TIMOTHY S. PECARO,
AND SANDA YEE BLANK

PROFESSIONAL EXPERIENCE AND QUALIFICATIONS

JAMES R. BOND, JR.

James R. Bond, Jr. is a principal in the consulting firm of Bond & Pecaro, Inc., a Washington-based consulting firm specializing valuations, asset appraisals and related financial services for the communications industry. In this capacity, he is routinely retained to examine and study economic issues which affect media businesses.

Before the formation of Bond & Pecaro, Inc., Mr. Bond was a Vice President with Frazier, Gross Kadlec, Inc. Mr. Bond joined that firm in 1978, was appointed Manager of Asset Appraisal Services in 1979, and in 1982 was named Vice President. During this experience he engaged in the development and preparation of asset appraisal reports and economic analyses for owners of broadcast and cable television properties.

Mr. Bond has been retained to appraise, for a fee, the assets of over 2,500 radio, television, radio common carrier, and cable television properties. He is a member of the Society of Broadcast Engineers (SBE), the Cable Television Tax Professionals Institute (CTTPI), and the Society of Cable Television Engineers (SCTE). He is a member and past director of the Broadcast Cable Financial Management Association (BCFM), and has served on that organization’s Taxation Advisory and Industry Education Committees. He also serves on the National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Bond is a Certified Senior Radio Broadcast Engineer (SBE), a Certified Senior Television Broadcast Engineer (SBE), and holds an FCC First Class Radiotelephone Operator License.

He has testified as an expert witness in connection with numerous telecommunications valuation matters before federal, state and local courts.

Mr. Bond received a Bachelor of Arts degree in Radio, Television and Motion Pictures from the University of North Carolina at Chapel Hill in 1976. Mr. Bond also holds a Masters Degree in Business Administration from the University of Virginia in Charlottesville, Virginia.

PROFESSIONAL EXPERIENCE AND QUALIFICATIONS

TIMOTHY S. PECARO

Timothy S. Pecaro is a principal in the firm of Bond & Pecaro, Inc., a Washington-based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry. Before the formation of Bond & Pecaro, Inc., Mr. Pecaro was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Pecaro joined that firm in 1980 and was named Manager of the firm’s Asset Appraisal Services Division in 1982. He became Director of Asset Appraisal Services in 1983 and Vice President of the firm in 1984.

Mr. Pecaro has actively participated the development, research, and preparation of appraisal reports for owners of radio, television, cable, newspaper, radio common carrier, Internet, tower, and telecommunications properties. He has also developed several research studies and has participated special research at the Federal Communications Commission (FCC).

Mr. Pecaro has appraised the assets of more than 3,000 communications facilities. He has also been retained to provide special market studies and individual research projects for the management of media properties and related industries. He is a director of the Broadcast Cable Financial Management Association, former Co-chairman of the association’s Cable Committee, and a member of the Cable and Tax Committees. Mr. Pecaro is also a member of The National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Pecaro has testified as an expert witness connection with telecommunications valuation matters before federal, state, and local courts; the FCC; and the Joint Committee on Taxation. He has also spoken on communications financial issues at the annual conferences of the National Association of Broadcasters, the Broadcast Cable Financial Management Association, and Telocator. Additionally, Mr. Pecaro has been a guest lecturer at the University of Missouri School of Journalism.

Prior to his association with Frazier, Gross Kadlec, Mr. Pecaro was employed at WMAQ and WKQX(FM) Chicago, Illinois, two of the NBC owned and operated radio stations.

Mr. Pecaro received a Bachelor of Arts degree in Radio/Television Communication Arts from Monmouth College in 1976. He graduated Cum Laude with highest honors in his major field of study.

PROFESSIONAL EXPERIENCE AND QUALIFICATIONS

SANDA YEE BLANK

Sanda Blank is an associate in the firm of Bond & Pecaro, Inc., a Washington-based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Blank has actively participated numerous fair market valuations and asset appraisals of television, radio, cable television, and newspaper properties.

After completing two years of undergraduate study at the University of Pennsylvania’s Wharton School of Business, Ms. Blank received a Bachelor of Arts degree in English Literature from Cornell University in Ithaca, New York.